UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-41978

MIXED MARTIAL ARTS GROUP LIMITED

(Translation of registrant’s name into English)

Level 1, Suite 1, 29-33 The Corso

Manly, New South Wales 2095

+61 1800 151 865

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

MIXED MARTIAL ARTS GROUP LIMITED

EXPLANATORY NOTE

Entry Into Material Definitive Agreements

On December 18, 2024, Mixed Martial Arts Group Limited, formerly known as Alta Global Group Limited ( “MMA”) entered into an asset purchase agreement (the “Agreement”) with BJJLINK LLC (“Seller”) and Santiago Amaral (“Principal”) pursuant to which MMA acquired substantially all the assets and certain specified liabilities (the “Transaction”) of the Business (as defined in the Agreement). With the exception of the Assumed Liabilities (as defined in the Agreement), MMA did not assume Seller’s liabilities. The aggregate purchase price for the Purchased Assets (as defined in the Agreement) was $3,000,000 which may be paid in cash or shares over two (2) years at MMA’s election, plus the assumption of the Assumed Liabilities (as defined in the Agreement) and the amount, if any, of the Earn-out Consideration which may be paid in cash or shares at MMA’s election (as defined in the Agreement) earned in accordance with the terms of the Agreement over a five (5) year period.

The material terms of the Agreement are as follows:

(a)	Assets Being Sold (“Purchased Assets”)

Substantially all the Seller’s assets, including:

●	Intellectual property and product rights (e.g., the BJJLINK platform and its ecosystem).
●	Customer relationships and contracts.
●	Permits and licenses necessary for the business.
●	Inventory and tangible assets like furniture, tools, and equipment.
●	Books and records related to the business.
(b)	Purchase Price

●	Initial Payment: $600,000 paid at the time of closing. Alta can choose to pay in cash, shares of its common stock, or a combination.

●	Subsequent Payments:

○	$1,000,000 paid 12 months after closing.
○	$1,400,000 paid 24 months after closing.

●	Earn-Out Consideration: Additional payments are possible, based on achieving specific revenue milestones over five years. Earn-out terms include:

○	Tranche One: $3,000,000 if the business achieves an annualized revenue rate of $3.6M by the third anniversary of the sale.
○	Tranche Two: $3,500,000 if annualized revenue reaches $6.3M by the fourth anniversary.
○	Tranche Three: $3,500,000 if annualized revenue reaches $10M by the fifth anniversary.

Subsequent Payments and Earn-Out Consideration which may be paid in cash or shares at MMA’s election.

(c)	Post-Sale Obligations

●	Employment of Principal: Santiago Amaral enters an employment agreement with Alta to ensure continuity of business operations.

●	Investment in the Business: Alta commits to allocating budgets for customer acquisition and operational support.

The Agreement otherwise has terms and conditions usual for an asset acquisition agreement,

The Company issued a press release pertaining to the Transaction on December 18, 2024, a copy of which is attached hereto as Exhibit 99.1.

Forward-Looking Statements

This Report contains forward-looking statements that involve risks and uncertainties. In some cases, forward-looking statements can be identified by words such as “anticipates,” “expects,” “believes,” “plans,” “predicts,” and similar terms. Risks, uncertainties and assumptions that could affect the Company’s forward looking statements include, among other things the Company’s ability to retain and build its market position in the U.S. and elsewhere as an independent provider of monitoring services for renewable power generation installations, the amount of and schedule for future share issuances and the receipt of approval to effect the share consolidation and the affect thereof. Other risks and uncertainties include, but are not limited to, those discussed under the heading “Risk Factors” in the Company’s Annual Report filed on Form 20-F for its fiscal year ended June 30, 2014. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as result of new information, future events or otherwise.

Press Releases

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of Mixed Martial Arts Group Limited (the “Company”) dated December 18, 2024, titled “Mixed Martial Arts Group Limited Acquires Leading Jiu Jitsu Gym Management and Fintech Platform, Building its Position as the Commercial and Cultural Epicenter for MMA.”

This report on Form 6-K (including the exhibits hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Financial Statements and Exhibits.

The following exhibit is being furnished herewith:

Exhibit No.	Description
99.1	Press Release, dated December 18, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIXED MARTIAL ARTS GROUP LIMITED

Date: December 18, 2024	By:	/s/ Nick Langton
	Name:	Nick Langton
	Title:	Founder and Chief Executive Officer